UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
March 31, 2021
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-08236	                                  June 30, 2017

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Northern Funds
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4. Address of principal executive office
(number,street,city,state,zip code):

50 South La Salle, Chicago, IL 60603

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of Northern Funds
We have examined management's assertion, included in the accompanying Management's Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Northern Funds (collectively, the "Company"), comprised of the funds listed in the attached Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 2017. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2017, and with respect to agreement of security purchases and sales, for the period from March 31, 2017 (the date of our last examination) through June 30, 2017:
1. Confirmation of all securities held in book entry form on behalf of Northern Trust ("NT"), the Company's custodian, by the Federal Reserve Bank of Kansas City and The Depository Trust Company, without prior notice to management;

2. Confirmation and verification through a review of documents or electronic files provided by NT or verification of the subsequent settlement to cash records provided by NT of 99% of all securities held in book entry form by various foreign sub-custodians, by various agent banks, by Canadian Depository for Securities, or by CRESTCo;

3. Reconciliation of all such securities to the books and records of the
Company and NT;

4. Confirmation of 18 out of 25 repurchase agreements with brokers/banks and agreement of respective underlying collateral with NT's records;

5. Confirmation of 4 out of 16 securities pledged as collateral for futures contracts with brokers;

6. Agreement of all securities pledged as collateral for futures contracts not confirmed to broker statements; and

7. Agreement of 13 security purchases and 13 security sales or maturities since our last report from the books and records of the Company to the subsequent settlement in cash records provided by NT.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Northern Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2017 with respect to securities reflected in the investment accounts of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
June 26, 2018




APPENDIX A
Northern Funds
Active M Emerging Markets Equity Fund
Active M International Equity Fund
Active M U.S. Equity Fund
Arizona Tax Exempt Fund
Bond Index Fund
California Intermediate Tax Exempt Fund
California Tax Exempt Fund
Core Bond Fund
Emerging Market Equity Index Fund
Fixed Income Fund
Global Real Estate Index Fund
Global Sustainability Index Fund
Global Tactical Asset Allocation Fund
High Yield Fixed Income Fund
High Yield Municipal Bond Fund
Income Equity Fund
Intermediate Tax Exempt Bond Fund
International Equity Fund
International Equity Index Fund
Large Cap Core Fund
Large Cap Equity Fund
Large Cap Value Fund
Mid Cap Index Fund
Money Market Fund
Multi-Manager Emerging Markets Debt Opportunity Fund
Multi-Manager Global Listed Infrastructure Fund
Multi-Manager Global Real Estate Fund
Multi-Manager High Yield Opportunity Fund
Municipal Money Market Fund
Short Bond Fund
Short Intermediate Tax Exempt Fund
Short Intermediate US Government
Small Cap Core Fund
Small Cap Index Fund
Small Cap Value Fund
Stock Index Fund
Tax Exempt Bond Fund
Tax-Advantaged Ultra Short Fixed Income Fund
Technology Fund
U.S. Government Fund
U.S. Government Money Market Fund
U.S. Government Select Money Market Fund
U.S. Treasury Index Fund
Ultra Short Fixed Income Fund


Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940
We, as members of management of Northern Funds (collectively, the "Company"), comprised of the funds listed in the attached Appendix A, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2017, and from March 31, 2017 (the date of last examination) through June 30, 2017.
Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2017, and from March 31, 2017 (the date of last examination) through June 30, 2017, with respect to securities reflected in the investment accounts of the Company.

Northern Funds
By:
/s/ Peter Ewing
Peter Ewing
President, Northern Funds

/s/ Randal Rein
Randal Rein
Treasurer, Northern Funds


APPENDIX A
Northern Funds
Active M Emerging Markets Equity Fund
Active M International Equity Fund
Active M U.S. Equity Fund
Arizona Tax Exempt Fund
Bond Index Fund
California Intermediate Tax Exempt Fund
California Tax Exempt Fund
Core Bond Fund
Emerging Market Equity Index Fund
Fixed Income Fund
Global Real Estate Index Fund
Global Sustainability Index Fund
Global Tactical Asset Allocation Fund
High Yield Fixed Income Fund
High Yield Municipal Bond Fund
Income Equity Fund
Intermediate Tax Exempt Bond Fund
International Equity Fund
International Equity Index Fund
Large Cap Core Fund
Large Cap Equity Fund
Large Cap Value Fund
Mid Cap Index Fund
Money Market Fund
Multi-Manager Emerging Markets Debt Opportunity Fund
Multi-Manager Global Listed Infrastructure Fund
Multi-Manager Global Real Estate Fund
Multi-Manager High Yield Opportunity Fund
Municipal Money Market Fund
Short Bond Fund
Short Intermediate Tax Exempt Fund
Short Intermediate US Government
Small Cap Core Fund
Small Cap Index Fund
Small Cap Value Fund
Stock Index Fund
Tax Exempt Bond Fund
Tax-Advantaged Ultra Short Fixed Income Fund
Technology Fund
U.S. Government Fund
U.S. Government Money Market Fund
U.S. Government Select Money Market Fund
U.S. Treasury Index Fund
Ultra Short Fixed Income Fund